Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
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jgallant@graubard.com

November 12, 2009

Ms. Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington,, DC 20549

Re:	Tremisis Energy Acquisition Corporation II
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 31, 2009
File No.: 001-33814

Dear Mr. Parker:

Tremisis Energy Acquisition Corporation II (the “Company”) responds as follows to the Staff’s comment letter, dated September 24, 2009, relating to the above-captioned Form 10-K (“Form 10-K”).  Please note that, for the Commission Staff’s convenience, the Company has recited each of the Staff’s comments and provided its response to each comment immediately thereafter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Directors, Executive Officers and Corporate Governance, page 35

1.
We note ambiguities in the biographical sketches for Mr. Jhong Won Kim (from January 2007 to March 2009) and Ms. Yeon-su Kim (prior to January 2007).  Please expand your disclosure to include the specific information required by Item 401(e) of Regulation S-K.

Revise your disclosure as necessary to provide the month and year for each position held during the past five years and the name and principal business of each such employer, and eliminate all gaps and ambiguities in that regard.

We have revised the disclosure in Item 10 of the Form 10-K as requested.

Securities and Exchange Commission
November 12, 2009

Security Ownership at Certain Beneficial Owners and Management…., page 40

2.
Of the number of shares owned by each individual or entity in the table, please state in a footnote to the table the amount of shares that the listed beneficial owner has the right to acquire within sixty days from options, warrants, rights, conversion privileges, or similar obligations.  If there arc none of these arrangements, please state this fact.  See Instruction 1 to Item 403 of Regulation S-K.

We have revised the disclosure in Item 12 of the Form 10-K as requested.

Financial Statements, page F-1

3.	Please provide to us your analysis of the accounting treatment for shares of common stock subject to possible conversion, which should include:

a)	the specific accounting literature to support your balance sheet presentation of these shares, and

b)	the specific accounting literature to support your presentation of “net income per share subject to possible conversion” on your statements of operations.

The Company respectfully believes that its common stock subject to possible conversion is in substance a separate class of stock with different participation rights from other common stock stockholders. In making this determination, the Company considered paragraph 62 of Concept Statement No. 6, which sets forth the premise for different Classes of equity:

“An enterprise may have several Classes of equity (for example, one or more Classes each of common stock or preferred stock) with different degrees of risk stemming from different rights to participate in distributions of enterprise assets or different priorities of claims on enterprise assets in the event of liquidation. That is, some Classes of owners may bear relatively more of the risks of an enterprise's unprofitability or may benefit relatively more from its profitability (or both) than other Classes of owners. However, all Classes depend at least to some extent on enterprise profitability for distributions of enterprise assets, and no Class of equity carries an unconditional right to receive future transfers of assets from the enterprise except in liquidation, and then only after liabilities have been satisfied.”

Holders of common stock subject to possible conversion who vote against a proposed business combination and exercise their conversion rights have a different degree of risk from all other common stockholders and also common stockholders stemming from their right, upon conversion, to receive back a portion of their initial investment equal to their relative share of the trust fund balance, calculated based on their percentage ownership of total common shares. On the other hand, all other common stock stockholders will bear the risk of the merged company’s unprofitability or may benefit from its profitability.

Securities and Exchange Commission
November 12, 2009

The Company determined that earnings per share should be disclosed separately for common stock subject to possible conversion based on the computational guidance in paragraphs 60-61 of SFAS 128, particularly portions underlined (portions of these two paragraphs that are not relative to the present situation have not been included):

60. The capital structures of some entities include:

a. Securities that may participate in dividends with common stock according to a predetermined formula (for example, two for one) with, at times, an upper limit on the extent of participation (for example, up to, but not beyond, a specified amount per share)

b. A class of common stock with different dividend rates from those of another class of common stock but without prior or senior rights.

61. The if-converted method shall be used for those securities that are convertible into common stock if the effect is dilutive. For those securities that are not convertible into a class of common stock, the “two class” method of computing earnings per share shall be used. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings.

Under that method

b. The remaining earnings shall be allocated to common stock and participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed. The total earnings allocated to each security shall be determined by adding together the amount allocated for dividends and the amount allocated for a participation feature.

c. The total earnings allocated to each security shall be divided by the number of outstanding shares of the security to which the earnings are allocated to determine the earnings per share for the security.

d. Basic and diluted EPS data shall be presented for each class of common stock.

The Company also considered the consensuses in Issues 1, 2 and 3 of EITF 03-6:

Securities and Exchange Commission
November 12, 2009

6. The Task Force reached a consensus on Issue 1 that the two-class method is an earnings allocation formula that treats a participating security as having rights to earnings that otherwise would have been available to common shareholders but does not require the presentation of basic and diluted EPS for securities other than common stock. However, the Task Force observed that the presentation of basic and diluted EPS for a participating security other than common stock is not precluded.

The Company notes that in the present case, the earnings allocable to common stock subject to possible conversion would otherwise be available to all other common stockholders.

8. The Task Force reached a consensus on Issue 2 that, for purposes of applying paragraphs 60 and 61 of Statement 128, a participating security is a security that may participate in undistributed earnings with common stock, whether that participation is conditioned upon the occurrence of a specified event or not. The Task Force observed that the form of such participation does not have to be a dividend—that is, any form of participation in undistributed earnings would constitute participation by that security, regardless of whether the payment to the security holder was referred to as a dividend.

Common stockholders who exercise their conversion rights may participate in the undistributed earnings of the Company to the extent of their relative portion of interest income earned on the trust fund balance, calculated based on their percentage ownership of common stock.

14. The Task Force reached a consensus on Issue 3 that undistributed earnings for a period should be allocated to a participating security based on the contractual participation rights of the security to share in those current earnings as if all of the earnings for the period had been distributed. If the terms of the participating security do not specify objectively determinable, nondiscretionary participation rights, then undistributed earnings would not be allocated based on arbitrary assumptions. For example, if an entity could avoid distribution of earnings to a participating security, even if all of the earnings for the year were distributed, then no allocation of that period's earnings to the participating security would be made.

The rights of common stock subject to conversion to participate in the earnings of the trust account to the extent of their relative other common stockholders is contractual.  As noted above, the Company believes that its common stock subject to conversion is in substance a separate class of stock with different participation rights from other common stockholders. Upon consummation of a business combination, only the common stockholders who elect to convert are entitled to the return of interest income, with no allocation of expenses. Other common stockholders participate in the balance of the interest income and expenses of the Company. Further, a presentation of earnings per share whereby all common stockholders were only allocated interest income on the trust account would represent a scenario that would only occur if the Company were to liquidate and thus would not present the Company as a going concern. Accordingly, the Company believes its presentation to be appropriate and to best represent the rights to earnings and losses of the Company’s common stockholders.

Securities and Exchange Commission
November 12, 2009

If the Staff has any further questions or comments regarding the information in this letter, kindly contact the undersigned.

Sincerely, /s/ Jeffrey M. Gallant Jeffrey M. Gallant

JMG:kab
Enclosure

cc:           Sang-Chul Kim